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SEC FILE NUMBER
8-67043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cboe Trading, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6800 West 115th Street, Suite 260
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sydney Goodman	913-216-0912	sgoodman@cboe.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

1000 Walnut, Suite 1100	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sydney Goodman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cboe Trading, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Sydney Goodman 5B9F28F99BEC41B...

Title: Treasurer and Financial Operations Principal

2/25/2026 | 10:20 AM CST

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cboe Trading, Inc.

Financial Statement

(With Report of Independent Registered Public Accounting Firm Thereon)

As of December 31, 2025



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Cboe Trading, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cboe Trading, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Kansas City, Missouri
February 25, 2026

Cboe Trading, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	26,923,157
Deposits with clearing counterparty		2,225,994
Receivables:		
Receivables from non-customers		171,858
Receivables from affiliates, net		4,589,213
Total receivables		4,761,071
Securities owned, at fair value		487,222
Deferred tax assets		909,853
Other assets		19,219
Total assets	$	35,326,516

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	9,962,451
Payables to affiliates, net		2,719,957
Total liabilities		12,682,408
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		186,700
Retained earnings		22,457,407
Total stockholder's equity		22,644,108
Total liabilities and stockholder's equity	$	35,326,516

See accompanying notes to financial statement.

(1) Nature of Business

Cboe Trading, Inc. ("the Company" or "Cboe") is registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a securities broker-dealer. The sole function of the Company is to route orders to other market centers on behalf of Cboe BZX Exchange, Inc. ("BZX"), Cboe BYX Exchange, Inc. ("BYX"), Cboe EDGX Exchange, Inc. ("EDGX"), Cboe EDGA Exchange, Inc. ("EDGA"), Cboe C2 Exchange, Inc. ("C2"), and Cboe Exchange, Inc. ("Cboe Options") (together, "the Exchanges"), which operate as national stock and option exchanges, as applicable. Cboe and the Exchanges are wholly-owned by Cboe Global Markets, Inc. ("the Parent"). The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 in that the Company limits its business activities exclusively to routing orders to other market centers for execution in accordance with member orders and requirements. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry proprietary accounts of broker-dealers ("PAB") accounts throughout the most recent fiscal year.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statement is presented in conformity with generally accepted accounting principles in the United States ("GAAP") as established by the Financial Accounting Standards Board ("FASB"). References to GAAP in these footnotes are to the FASB Accounting Standards Codification ("ASC" or "Codification").

(b) Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

(c) Cash

The Company maintains its cash at various financial institutions and brokerage firms that, at times, may be in excess of the federal insurance limits.

(d) Restricted Cash

The Company maintains cash or cash equivalent balances deposited with clearing counterparties for the settlement of trades to satisfy obligations of the Company. The Company is required to maintain minimum clearing deposit balances of $0.5 million with Morgan Stanley & Co. LLC ("Morgan Stanley"), $1.0 million with Wedbush Securities, Inc. ("Wedbush"), $0.1 million with the Goldman Sachs Group, Inc. ("Goldman"), and $0.1 million with BofA Securities, Inc. ("BOA"), respectively.

(e) Receivables

On a periodic basis, management evaluates the Company's receivables from non-customers and records an allowance for expected credit losses in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses*.

Receivables from non-customers are presented net of allowance for credit losses on the statement of financial condition. There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) *Securities Owned*

Securities owned are recorded at fair value. Securities owned as of December 31, 2025 consist of U.S. Treasury securities.

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. Current taxes and uncertain tax positions are calculated on a pro rata basis within the income tax filing group utilizing enacted tax laws and rates in effect at the time of the financial statement.

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statement from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Securities owned as of December 31, 2025 consist of U.S. Treasury securities held for the purpose of fulfilling the Company's clearing deposit obligation with Morgan Stanley. These securities are valued on a recurring basis by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers, mature in less than one year from the statement of financial condition date, and are considered to be Level 1 assets.

The fair value of the Company's financial instruments, including accounts receivable from non-customers and other assets, approximates the carrying value given their short-term nature.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2025, requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2025, the Company had net capital of $16,949,093, which was $16,103,599 in excess of its required net capital of $845,494. The ratio of aggregate indebtedness to net capital was 0.7 to 1.

The Company is required by Morgan Stanley to maintain a minimum net capital balance of $1.0 million.

(5) Related Party Transactions

The Company has entered into an Administrative Services and Support Agreement with the Exchanges. Pursuant to this agreement, the Exchanges provide certain shared services to the Company such as accounting and payroll. The payables to affiliates for this agreement was $963,241 as of December 31, 2025. The Company settles all activity with the Exchanges through the Parent monthly.

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to route orders to other market centers on behalf of the Exchanges.

The Company's chief operating decision maker ("CODM") is the President of the Company. The CODM assesses capital adequacy in order to make operational decisions, such as reinvesting profits or paying dividends, based on excess net capital. See Note 4 ("Net Capital Requirements") for more information.

(7) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $1,756,716 for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The deferred tax assets related to unrecognized tax benefits as of December 31, 2025 amounted to $909,853. At December 31, 2025, management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

At December 31, 2025, the Company had $1,917,529 of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $1,472,708 related to uncertain tax positions at December 31, 2025.

The Company is currently undergoing audit examinations by various taxing jurisdictions in the ordinary course. It is reasonably possible that these audits will be concluded with agreed upon adjustments which would result in additional tax payments for prior periods within the next twelve months. The Company believes that sufficient reserves have been established to cover any adjustments arising from tax examinations. However, the outcomes of these examinations remain uncertain. The Company has classified a portion of these amounts as accounts payable and accrued liabilities on its balance sheet as of December 31, 2025. This classification and the associated amount may change over the next twelve months, depending on when the Company finalizes agreements.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statement; however, litigation is subject to many uncertainties, and management does not expect the resolution of such matters to have a material impact on the Company's financial position.

The Company provides the Exchanges with access to other market centers when routing their orders to those market centers for execution. In connection with this service, the Company may assume ownership of a position in securities. This may occur, for example, when a market center to which the Company has routed an Exchange's order experiences systemic issues and is unable to determine the status of that order. When this happens, the Company may make a business decision to have the Cboe exchange that submitted the order to the Company provide a cancellation notice to the Exchange's customer, relieving its customer of any liability with respect to the order. The Company may be informed later, however, that the order was executed at the market center to which it was routed, in which case the Company would be required to take ownership of that securities position. The third-party routing and clearing brokers maintain error accounts on behalf of the Company into which such positions settle, and the Company requires the respective routing and clearing broker to trade out of those positions as expeditiously as possible, which could result in the Company incurring trading losses.

In addition, with respect to orders the Company routes to other markets for execution on behalf of the Exchanges, the Company is exposed to some counterparty credit risk in the case of failure to perform on the part of routing and clearing firms that are involved in processing equities and options transactions on the Company's behalf: Wedbush, Morgan Stanley, Goldman Sachs, Wolverine Execution Services, LLC, and BOA, as well as failure on the part of such brokers to pass back any transactional rebates.

The Company uses Wedbush and Morgan Stanley to clear its routed cash equities transactions. Wedbush and Morgan Stanley guarantee the trade until the trade has been submitted to and validated by the National Securities Clearing Corporation ("NSCC"), after which time NSCC provides a guarantee until the trade settles (T+1). Thus, the Company is potentially exposed to credit risk to the counterparty from an equity trade routed to another market center until the trade has been processed and validated by the NSCC on the trade date. In the case of a failure to perform on the part of one of its clearing firms, Wedbush or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statement for these guarantees.

Additionally, the Company uses Wedbush to clear its routed cash equities trades routed through affiliates of BOA, as well as for trades routed directly to other exchanges and, optionally, dark pools. Morgan Stanley clears trades routed through the Morgan Stanley routing brokers and also clears executions routed to most dark pools.

The Options Clearing Corporation ("OCC") acts as the central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's routed options transactions.

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025, through February 25, 2026, which is the date the financial statement was available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statement as of December 31, 2025.